FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2007

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London, W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 July 2007.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 July 2007.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 5 July 2007.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 6 July 2007.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 July 2007.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 July 2007.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 July 2007.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 July 2007.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 July 2007.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 July 2007.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 July 2007.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 July 2007.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 July 2007.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 July 2007.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 July 2007.

16.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 July 2007.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 July 2007.

18.	Press release entitled, “AstraZeneca PLC appoints new Non-Executive Director”, dated 25 July 2007.

19.	Press release entitled, “AstraZeneca second quarter and half year results 2007”, dated 25 July 2007.

20.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 July 2007.

21.	Press release entitled, “AstraZeneca PLC Second Quarter and Half Year Results 2007” (front half), dated 26 July 2007.

22.	Press release entitled, “AstraZeneca PLC Second Quarter and Half Year Results 2007 Consolidated Income Statement” (back half), dated 26 July 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	26 July 2007	By:	/s/ Graeme Musker
			Name:	Graeme Musker
			Title:	Secretary & Solicitor

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 214,742 ordinary shares of AstraZeneca PLC at a price of 2676 pence per share on 2 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,495,746,187.

G H R Musker
Company Secretary
3 July 2007

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 215,826 ordinary shares of AstraZeneca PLC at a price of 2663 pence per share on 3 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,495,540,635.

G H R Musker
Company Secretary
4 July 2007

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 214,339 ordinary shares of AstraZeneca PLC at a price of 2681 pence per share on 4 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,495,326,296.

G H R Musker
Company Secretary
5 July 2007

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 214,143 ordinary shares of AstraZeneca PLC at a price of 2684 pence per share on 5 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,495,112,153.

G H R Musker
Company Secretary
6 July 2007

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 213,912 ordinary shares of AstraZeneca PLC at a price of 2687 pence per share on 6 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,494,916,204.

G H R Musker
Company Secretary
9 July 2007

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 215,274 ordinary shares of AstraZeneca PLC at a price of 2670 pence per share on 9 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,494,699,688.

G H R Musker
Company Secretary
10 July 2007

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 217,013 ordinary shares of AstraZeneca PLC at a price of 2648 pence per share on 10 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,494,487,970.

G H R Musker
Company Secretary
11 July 2007

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 213,351 ordinary shares of AstraZeneca PLC at a price of 2694 pence per share on 11 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,494,274,960.

G H R Musker
Company Secretary
12 July 2007

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 210,394 ordinary shares of AstraZeneca PLC at a price of 2731 pence per share on 12 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,494,100,513.

G H R Musker
Company Secretary
13 July 2007

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 207,453 ordinary shares of AstraZeneca PLC at a price of 2768 pence per share on 13 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,493,929,527.

G H R Musker
Company Secretary
16 July 2007

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 207,218 ordinary shares of AstraZeneca PLC at a price of 2771 pence per share on 16 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,493,766,982.

G H R Musker
Company Secretary
17 July 2007

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 208,267 ordinary shares of AstraZeneca PLC at a price of 2758 pence per share on 17 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,493,609,026.

G H R Musker
Company Secretary
18 July 2007

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 212,141 ordinary shares of AstraZeneca PLC at a price of 2709 pence per share on 18 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,493,419,652.

G H R Musker
Company Secretary
19 July 2007

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 211,393 ordinary shares of AstraZeneca PLC at a price of 2719 pence per share on 19 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,493,216,838.

G H R Musker
Company Secretary
20 July 2007

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 211,050 ordinary shares of AstraZeneca PLC at a price of 2723 pence per share on 20 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,493,027,529.

G H R Musker
Company Secretary
23 July 2007

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 212,507 ordinary shares of AstraZeneca PLC at a price of 2704 pence per share on 23 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,492,839,067.

G H R Musker
Company Secretary
24 July 2007

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 214,411 ordinary shares of AstraZeneca PLC at a price of 2680 pence per share on 24 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,492,641,828.

G H R Musker
Company Secretary
25 July 2007

Item 18

AstraZeneca PLC appoints new Non-Executive Director

AstraZeneca today announced that Bo Angelin is to join the Board of Directors as a Non-Executive Director with immediate effect.  Bo Angelin is currently Professor of Clinical Metabolism at Karolinska Institutet and Head of the Department of Endocrinology, Metabolism and Diabetes at the Karolinska University Hospital in Stockholm, Sweden, where his research group is studying the regulation of lipid metabolism in the liver by genes, diets, and hormones in order to find new ways of eliminating cholesterol from the body.

Louis Schweitzer, Chairman of AstraZeneca, said: “I am delighted that Bo Angelin has agreed to join us.  His considerable experience in medical research and the practice of medicine will be of great benefit to the work of the Board”.

No disclosure obligations arise under paragraphs (1) to (6) of Listing Rule 9.6.13 of the UK Listing Authority’s Listing Rules in respect of the appointment of Bo Angelin.

25 July 2007
Media Enquiries:
Steve Brown (London) +44 (0) 20 7304 5033
Edel McCaffrey (London) +44 (0) 20 7304 5034

Analyst/Investor Enquiries:
Jonathan Hunt (London) +44 (0) 20 7304 5087
Mina Blair (London) +44 (0) 20 7304 5084
Karl Hard (London) +44 (0)20 7304 5322
Ed Seage (US) +1 302 886 4065
Jörgen Winroth (US) +1 212 579 0506

-Ends-

Item 19

AstraZeneca second quarter and half year results 2007

Tomorrow, Thursday, 26 July 2007, AstraZeneca will be announce second quarter and half year results 2007 at 11:00BST.

An analysts presentation covering the results will be held at 13:00BST and can be joined, live, via teleconference on the following numbers: UK: 0800 559 3272, Sweden: 0200 887 737, US: 1 866 239 0753, International: +44 (0)20 7138 0810.  These numbers, and details of the replay facility (available until 17:00BST Friday, 10 August 2007) are available on the Investors section of the AstraZeneca website (www.astrazeneca.com).  A live webcast of the presentation will also be available on this site.

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 213,878 ordinary shares of AstraZeneca PLC at a price of 2687 pence per share on 25 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,492,437,668.

G H R Musker
Company Secretary
26 July 2007

Item 21

AstraZeneca PLC
Second Quarter and Half Year Results 2007

“Solid financial performance in the First Half.  Pipeline strengthened with two new compounds progressing to Phase III development and the addition of MedImmune.”

Financial Highlights

Group	2nd Quarter 2007 $m	2nd Quarter 2006 $m	Actual %	CER %	Half Year 2007 $m	Half Year 2006 $m	Actual %	CER %
Sales	7,273	6,625	+10	+6	14,239	12,805	+11	+8

Operating Profit	1,973	2,131	-7	-11	4,143	4,107	+1	-1

Profit before Tax	1,991	2,209	-10	-14	4,258	4,253	-	-2

Earnings per Share	$0.95	$1.02	-7	-11	$1.97	$1.92	+3	+1

Adjusted EPS*	$1.19	$1.02	+17	+13	$2.25	$1.92	+17	+15
(excluding MedImmune
& restructuring costs)
* Q2 and First Half 2007 Earnings per Share exclude ($0.06) per share impact from the MedImmune acquisition (including consolidated trading from 1 June, net interest expense on deal financing, amortisation of intangibles and one-off costs associated with the acquisition).  Q2 and First Half 2007 Earnings per Share exclude ($0.18) and ($0.22), respectively, in respect of restructuring charges associated with ongoing and newly initiated productivity improvement programmes.

All narrative in this section refers to growth rates at constant exchange rates (CER)

•
Second quarter sales increased 6 percent to $7,273 million.  Excluding the MedImmune acquisition and restructuring charges from the second quarter, operating profit increased 11 percent to $2,452 million; Earnings per Share increased 13 percent to $1.19.

•	In the reported results for the second quarter, MedImmune recorded an operating loss of $103 million. Restructuring charges amounted to $376 million.
•	Restructuring initiatives have been significantly scaled up to deliver annual benefits in excess of $900 million by 2010, at an estimated cost of $1.6 billion.
•	Successful completion of MedImmune acquisition; synergies on track.
•
Combined sales of five key growth products increased 15 percent in the first half: Nexium™ (up 4 percent), Seroquel™ (up 12 percent), Crestor™ (up 47 percent), Arimidex™ (up 12 percent) and Symbicort™ (up 22 percent).  Symbicort™ was launched in the US market in June.

•	Free cash flow before acquisitions was $2,662 million in the first half. Cash distributions to shareholders were $3,910 million, including net share repurchases of $2,032 million.
•	The Board has recommended a 6 percent increase in the first interim dividend to $0.52.
•	Two new compounds (dapagliflozin for diabetes and ZD4054 for prostate cancer) progress to Phase III development, bringing the total number of Phase III projects to eight.

David Brennan, Chief Executive Officer, said: "A solid underlying financial performance puts us on track to deliver our full year targets. The first half saw excellent progress in strengthening the product pipeline; in addition to two new compounds progressing into Phase III, the successful acquisition of MedImmune will have a transformational impact upon AstraZeneca's science base.  AstraZeneca is now well positioned to deliver its biologics strategy on a greatly accelerated timeline."
London, 26 July 2007

Pictures of senior executives are available on www.newscast.co.uk.  Broadcast footage of AstraZeneca products and activities is available on www.thenewsmarket.com/astrazeneca.
Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Kirsten Evraire (Wilmington)	(302) 885 0435
Analyst/Investor Enquiries:	Jonathan Hunt/Mina Blair/Karl Hard (London)	(020) 7304 5087/5084/5322
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (USA)	(302) 886 4065/(212) 579 0506

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Acquisition of MedImmune, Inc.

The acquisition of MedImmune, Inc. was completed in June.  As a result, AstraZeneca consolidated financial results include the results of MedImmune with effect from 1 June 2007.  The inclusion of MedImmune increased reported sales in the second quarter by $24 million, contributed an operating loss of $103 million and had a negative impact on earnings per share of 6 cents.  Included in the operating loss is intangible amortisation of $35 million and $49 million in one-off costs associated with the acquisition.  Incremental interest charges of $37 million on the acquisition financing (net of MedImmune’s interest income) are included in the negative EPS impact of 6 cents.

Second Quarter

Sales in the second quarter increased by 6 percent at CER, or 10 percent on an as reported basis (including a 4 percent positive impact from currency movements).  Sales in the US were up 6 percent.  Sales outside the US were also up 6 percent, on a strong 21 percent increase in Emerging Markets.

Operating profit in the second quarter was $1,973 million.  Included in this are restructuring costs of $199 million associated with the previously announced Global supply chain productivity initiative and a further $177 million in charges related to new productivity initiatives.  Excluding these restructuring costs and the MedImmune impact referred to above, the underlying increase in operating profit was 11 percent.

Expenditures on Research and Development were up 20 percent to $1,225 million, including $28 million in relation to MedImmune.  Excluding MedImmune and $29 million in restructuring costs charged to R&D this quarter, R&D expense increased 14 percent.

In the second quarter, SG&A expense increased 10 percent to $2,605 million.  SG&A expenditures at MedImmune accounted for $120 million, including $35 million of amortisation of intangible assets arising from the acquisition and one-off costs of $49 million.  Excluding MedImmune SG&A and restructuring costs of $148 million, underlying SG&A expense was 2 percent lower than the second quarter 2006.

Reported earnings per share in the second quarter were $0.95.  Excluding MedImmune and restructuring costs, adjusted earnings per share were $1.19 compared with $1.02 in 2006, an increase of 13 percent.

The combined sales of five key growth products (Nexium™, Seroquel™, Crestor™, Arimidex™ and Symbicort™) grew by 12 percent in the second quarter to $3,797 million.

Nexium™ sales in the second quarter were $1,312 million, unchanged at CER.  Sales in the US were down 1 percent as generic omeprazole has captured most of the growth in the US PPI market.  Nexium™ continues to gain share from the other branded PPIs.  The US sales decline was offset by a 2 percent increase in Nexium™ sales in other markets.

Seroquel™ sales increased 11 percent to $963 million in the second quarter.  Sales in the US were up 9 percent as continued expansion in use for bipolar disorder has led to good volume growth, partially offset by the lower revenues per prescription for this indication.  Sales in other markets were up 17 percent.  The launch of Seroquel XR™ for the treatment of schizophrenia in adult patients is planned for August in the US.  The regulatory filing for Seroquel XR™ in Europe is under review.

Crestor™ sales in the second quarter were up 38 percent to $678 million.  Sales in the US were up 30 percent.  Sales in other markets were up 47 percent, aided by good uptake from the launch in Japan.

Arimidex™ sales increased 10 percent in the second quarter, on a 14 percent increase in the US and 7 percent sales growth in other markets.

Symbicort™ sales in the second quarter were up 25 percent to $414 million, including $30 million in stocking sales in the US ahead of the launch on 25 June.  Sales in other markets were up 15 percent.

AstraZeneca PLC

First Half

For the first half, sales increased 8 percent at CER, or 11 percent on an as reported basis; currency movements had a 3 percent positive impact on reported sales growth.  Sales in the US were up 9 percent.  In other markets, sales in Established ROW were up 4 percent; 17 percent sales growth was achieved in Emerging Markets.  Combined sales of five key growth products were up 15 percent in the first half to $7,411 million, driven by strong growth in Crestor™, Seroquel™ and Symbicort™.

Reported operating profit was $4,143 million, down 1 percent at CER; currency movements had a 2 percent positive impact.  Excluding $458 million in restructuring costs charged in the first half 2007 and the impact from MedImmune, underlying operating profit increased by 13 percent.  Reported earnings per share were $1.97 in the first half.  Excluding MedImmune and restructuring costs, adjusted earnings per share were $2.25 compared with $1.92 in 2006, an increase of 15 percent.

Enhancing Productivity

Management firmly believes that improving productivity and efficiency in all parts of the organisation is a strategic imperative in order to drive competitive financial performance in an increasingly challenging external environment.

In February, the Company announced a three-year programme to improve asset utilisation within the global supply chain.  Since that announcement, the Company has identified, and the Board has approved, additional initiatives related to European Sales and Marketing, Information Services and Business Support infrastructure, as well as restructuring activities in Research and Development.

The aggregate cost of all of these programmes, including an expanded scope to the supply chain programme, is estimated to be $1,600 million, of which $458 million has been charged to the first half results.  When fully implemented, the net reduction in positions will be around 7,600.  The annual benefit when these programmes are complete is expected to be in excess of $900 million in 2010 (at current rates of exchange).   All reductions in positions are subject to consultations with works councils, trade unions and other employee representatives and in accordance with local labour laws. (See page 11 for details on the costs, timings and expected benefits for each of these productivity programmes.)  The Company will continue to explore further opportunities to reduce the cost base and improve future profitability, but these are unlikely to significantly impact the 2007 charge.

MedImmune Synergies

Since the acquisition, synergies totalling $450 million have been identified from SG&A ($105 million), manufacturing ($25 million), small molecule Research and Development ($115 million) and revenue investments from the build-up of AstraZeneca’s biologics strategy that no longer need to be made ($205 million).  These synergies increase to over $500 million in 2010.  The implementation cost is around $375 million.  The acquisition will be accretive to Core Earnings per Share by 2009. (See below and page 14 for a definition of Core Earnings per Share).

Core Earnings per Share

With the acquisition of MedImmune and the various payments related to exit arrangements with Merck in the first half of 2008, the income statement will be impacted by significant accounting amortisation charges going forward.  Together with ongoing restructuring costs, this has led the Company to conclude that an alternative measure of performance is required in addition to reported earnings per share in accordance with IFRS.  This alternative measure will be termed “Core Earnings per Share” (Core EPS).  The Company will report Core EPS beginning with these second quarter results, and it is anticipated that 2008 earnings guidance will be founded on this measure.  This measure is defined on page 14.

Future Prospects

Following the completion of the acquisition of MedImmune, Inc. a recalibration of the Company’s earnings guidance for the full year is now warranted.

This recalibration will use as its starting point the $3.80 to $4.05 earnings per share target range we communicated at the beginning of the year, and reconfirmed in the first quarter.  This range excluded any contribution from US sales of Toprol-XL™ (and its authorised generic) and any one-off costs associated with productivity initiatives.  Based on the underlying performance of the AstraZeneca business, this range is now revised to earnings per share between $3.90 and $4.05.

AstraZeneca PLC

The MedImmune business has been consolidated from 1 June, and hence the full year results will include intangible amortisation of approximately $245 million, the $49 million in one-off costs related to the acquisition charged in the second quarter and the initial costs and benefits from the synergies programme.  The Company’s revised guidance for 2007 earnings per share, including MedImmune related financing costs, is now in the range of $3.60 to $3.75 per share (excluding Toprol-XL™ in the US and restructuring costs).

In addition, the Company estimates that around $900 million ($0.44 per share) of the total productivity programme costs of $1,600 million will be charged in 2007.

In the first half, US sales of Toprol-XL™ contributed $0.27 to earnings per share.  Under the current scenario of generic competition on just the 25mg tablet, contribution from US sales of the Toprol-XL™ product range is expected to generate EPS of around $0.04 per month; this estimate will be updated as market conditions change.

Disclosure Notice:  The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements.  These include, but are not limited to: when and if additional generic competitors to Toprol-XL™ are introduced in the US market prior to completion of Appellate Court process, the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular Crestor™, Nexium™, Seroquel™, Symbicort™ and Arimidex™), the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and the tax rate.  For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2006 Annual Report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	Second Quarter		CER %	Half Year		CER %
	2007	2006		2007	2006
Nexium™	1,312	1,283	-	2,620	2,472	+4
Losec™/Prilosec™	298	356	-19	577	700	-20
Total	1,630	1,654	-4	3,237	3,205	-1

•
In the US, Nexium™ sales in the second quarter were $855 million, down 1 percent versus last year.  In contrast to 2006, when both Nexium™ and generic omeprazole were showing strong volume growth whilst combined volumes for other brands were declining, this quarter generic omeprazole has taken most of the market growth, with dispensed tablet volume up 48 percent.  Dispensed tablet volume for Nexium™ was up 3 percent in the quarter; all other brands combined were flat.

•	Nexium™ sales in the US in the first half were up 4 percent to $1,717 million.
•
Nexium™ sales in other markets in the second quarter increased 2 percent, as growth in Emerging Markets (benefiting from launch in China) and in Canada more than offset declines in Established Markets, particularly Germany and Italy.

•	Nexium™ sales in other markets were up 4 percent in the first half to $903 million.
•	Prilosec™ sales in the US were up 33 percent in the second quarter, resulting in a 14 percent increase in the first half.
•	Sales of Losec™ in other markets declined 26 percent in the first half, although sales continue to grow in Japan and China.

Cardiovascular

	Second Quarter		CER %	Half Year		CER %
	2007	2006		2007	2006
Crestor™	678	480	+38	1,306	867	+47
Seloken™ /Toprol-XL™	457	478	-6	901	934	-5
Atacand™	318	276	+9	614	530	+10
Plendil™	74	70	-	139	142	-7
Zestril™	76	78	-8	156	153	-3
Total	1,755	1,540	+10	3,408	2,930	+13

•
In the US, Crestor™ sales in the second quarter were $353 million, a 30 percent increase over last year.  Total prescriptions in the US statin market increased 10 percent in the second quarter; Crestor™ prescriptions were up 28 percent in the same period.  Crestor™ share of total prescriptions in the US statin market was 8.6 percent in June 2007, broadly unchanged from December 2006, which, although somewhat disappointing, is nonetheless a resilient performance in the face of a more than 4 point increase in market share for simvastatin over the same period.  In contrast, the market leader Lipitor has lost more than 4 points of market share.

•	US sales for Crestor™ in the first half increased 42 percent to $696 million.

•	In other markets, Crestor™ sales in the second quarter were up 47 percent to $325 million. Sales in the first half were up 54 percent to $610 million.

AstraZeneca PLC

•
In the second quarter, Crestor™ sales in Western Europe were up 22 percent; sales in Canada were up 48 percent.  Volume share of the statin market for Crestor™ is now 19.7 percent in Canada; 11.8 percent in the Netherlands; 20.2 percent in Italy; and 14.6 percent in France.

•	The launch of Crestor™ in Japan is off to a good start, achieving 6.7 percent of market share by value in May 2007.

•
US sales of the Toprol-XL™ product range, which includes sales of the authorised generic to Par, were down 10 percent in the second quarter and down 8 percent in the first half.  Generic competition was confined to the 25mg dose during this period; generic products accounted for 21 percent of dispensed prescriptions across the entire product range in the second quarter.

•	Sales of Seloken™ in other markets were up 10 percent in the second quarter and 8 percent in the first half on good growth in Emerging Markets.

•	Atacand™ sales in the US were down 2 percent in the second quarter and were up 5 percent in the first half.

•	Sales of Atacand™ in other markets were up 13 percent in the second quarter and 12 percent in the first half.

Respiratory

	Second Quarter		CER %	Half Year		CER %
	2007	2006		2007	2006
Symbicort™	414	308	+25	768	585	+22
Pulmicort™	320	301	+4	721	629	+12
Rhinocort™	95	102	-9	187	187	-2
Accolate™	19	21	-10	38	39	-3
Oxis™	23	22	-	46	44	-2
Synagis™ *	16	-	n/a	16	-	n/a
FluMist™ *	-	-	n/a	-	-	n/a
Total	927	791	+12	1,858	1,556	+14
*Sales of these MedImmune products were consolidated in AstraZeneca accounts from 1 June 2007.  As a result, there are no prior period sales included.

•
Symbicort™ sales in the second quarter were up 25 percent to $414 million, including $30 million in stocking sales in the US ahead of the launch on 25 June.  Sales in other markets were up 15 percent as a result of market growth and share gains, particularly in those markets where Symbicort™ SMART™ has been introduced.

•	Symbicort™ sales in the first half were up 22 percent to $768 million.

•
Sales of Pulmicort™ in the US increased 7 percent in the second quarter, chiefly as a result of the performance of Pulmicort™ Respules™, for which sales were up 23 percent.  US sales of Pulmicort™ products were up 19 percent in the first half.

•	Pulmicort™ sales in other markets were down 1 percent in the second quarter and up 2 percent in the first half.

•	Sales of Rhinocort™ Aqua in the US were down 5 percent in the first half. Total prescriptions declined 12 percent.

•
Respiratory product sales include one-month sales of Synagis™ totalling $16 million.  Synagis™ sales are highly seasonal, with the majority of sales recorded in the fourth and first quarters, timed to the incidence of respiratory syncytial virus.

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Oncology

	Second Quarter		CER %	Half Year		CER %
	2007	2006		2007	2006
Arimidex™	430	379	+10	831	714	+12
Casodex™	331	306	+5	641	580	+7
Zoladex™	275	250	+6	524	481	+5
Iressa™	61	62	-	113	112	+2
Faslodex™	53	47	+9	102	91	+8
Nolvadex™	20	24	-17	39	45	-13
Ethyol™ *	8	-	n/a	8	-	n/a
Total	1,195	1,071	+8	2,291	2,029	+9
* Sales of this MedImmune product were consolidated in AstraZeneca accounts from 1 June 2007.  As a result, there are no prior period sales included.

•
In the US, sales of Arimidex™ were up 14 percent in the second quarter to $178 million.  Total prescriptions for Arimidex™ increased 9 percent in the first half.  Arimidex™ is the market leader among hormonal treatments for breast cancer, with market share of total prescriptions of 38 percent.  Sales in the first half were up 20 percent.

•	Arimidex™ sales in other markets were up 7 percent in both the second quarter and the first half. First half sales were up 13 percent in Japan and increased 16 percent in Emerging Markets.
•	Casodex™ sales in the US were up 1 percent in the second quarter and 6 percent in the first half.
•	Casodex™ sales in other markets increased 6 percent in the second quarter and 7 percent in the first half. First half sales were up 7 percent in Western Europe and increased 15 percent in Japan.
•	Iressa™ sales were up 2 percent in the first half to $113 million. First half sales were up 6 percent in Japan and were 40 percent higher in China.
•	Faslodex™ sales in the first half were up 8 percent. Sales in the US were unchanged; sales in other markets increased 18 percent.

Neuroscience

	Second Quarter		CER %	Half Year		CER %
	2007	2006		2007	2006
Seroquel™	963	849	+11	1,886	1,656	+12
Zomig™	106	103	-1	213	196	+5
Total	1,293	1,178	+7	2,520	2,314	+6

•
In the US, Seroquel™ sales were up 9 percent in the second quarter to $678 million.  Total prescriptions were up 12 percent in the first half, nearly twice the rate of market growth for antipsychotics.   As the only single agent indicated for both the mania and depressive phases of bipolar disorder, Seroquel™ usage continues to expand in this segment, although growth in this indication does lead to somewhat lower revenue per prescription as a result of the lower doses used.

•	Seroquel™ sales in the US were up 10 percent in the first half.

•
The launch of Seroquel XR™ in the US is planned for August.  Seroquel XR™ provides the benefits of an improved dosage titration, with an effective dose reached by day 2, and the convenience of once daily dosing for the treatment of adult patients with schizophrenia.  The regulatory filing for Seroquel XR™ in Europe is under review.

•	Seroquel™ sales in other markets were up 17 percent in both the second quarter and the first half, on good growth in Western Europe and Emerging Markets.

•	Sales of Zomig™ were up 5 percent in the first half, with sales in the US up 3 percent and sales in other markets up 5 percent.

AstraZeneca PLC

Geographic Sales

	Second Quarter		CER %	Half Year		CER %
	2007	2006		2007	2006
North America	3,542	3,340	+6	7,030	6,472	+9
US	3,268	3,077	+6	6,502	5,959	+9
Established ROW*	2,842	2,586	+3	5,506	4,941	+4
Emerging ROW	889	699	+21	1,703	1,392	+17
*Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.

•	Sales in the US were up 6 percent in the second quarter, with Crestor™, Seroquel™, Arimidex™ and stocking sales for Symbicort™ accounting for most of the growth.

•
Sales growth in the Established Rest of World segment was 3 percent in the second quarter.  Sales in Western Europe were up 1 percent, as increases in Symbicort™, Crestor™ and Seroquel™ managed to offset the declines in Losec™ and Nexium™.  Sales in Japan were up 8 percent, with sales of Crestor™ and Oncology products fuelling much of the increase.

•	Sales in Emerging Markets increased 21 percent in the second quarter. Sales in Emerging Europe were up 19 percent. Sales in China increased 25 percent in the quarter.

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Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Second Quarter

Reported sales increased by 10 percent and operating profit fell by 7 percent. At constant exchange rates, sales increased by 6 percent and operating profit fell by 11 percent. Excluding the impact of MedImmune and restructuring costs, operating profit increased by 11 percent.

Quarter Two	Operating Profit $m	CER %	EPS	CER %

Reported	1,973	-11	$0.95	-11
MedImmune	103	n/a	$0.06	n/a
Restructuring Costs	376	n/a	$0.18	n/a
Underlying	2,452	+11	$1.19	+13

Currency movements increased sales by 4 percent and operating profit by 4 percent. In comparison to last year, the dollar was 7 percent weaker against the euro, increasing sales, and also against the Swedish krona (7 percent) and sterling (8 percent), increasing costs.  The net effect of these currency movements was a positive impact of 4 cents on earnings per share.

Underlying US sales growth is slightly ahead of reported growth of 6 percent after adjusting for managed market accruals, inventory movements and provision movements. Outside the US, sales increased by 6 percent.

In the second quarter, reported operating margin was 27.1 percent. Excluding the MedImmune operating loss of $103 million and restructuring costs of $376 million, underlying operating margin was 33.8 percent, an increase of 1.6 percentage points on the second quarter in 2006 (see table below).

Quarter Two	Reported %	Restructuring costs $m	MedImmune $m	Underlying %	Change versus PY1

Gross Margin	77.1	(199)	18	79.8	+0.8
Distribution	0.9	-	(1)	0.9	-
R&D	16.9	(29)	(28)	16.1	-1.7
SG&A	35.8	(148)	(120)	32.2	+2.3
Other Operating Income	3.6	-	28	3.2	+0.2
Operating Profit	27.1	(376)	(103)	33.8	+1.6

Underlying gross margin of 79.8 percent in quarter two is 0.8 percentage points higher than last year. Payments to Merck, at 4.2 percent of sales, were 0.4 percentage points lower than last year. Currency increased margin by 0.4 percentage points, counterbalancing a negative 0.4 percentage point impact from increased royalty payments. Excluding the effect of these additional factors, gross margin increased by 0.4 percentage points, due to continuing operational efficiencies.

Underlying R&D expenditure was $1,168 million in the second quarter, up 14 percent over last year due principally to increased activity levels and the effect of the externalisation strategy, particularly those relating to Cambridge Antibody Technology and the collaboration with Bristol-Myers Squibb.

Underlying SG&A costs of $2,337 million were 2 percent lower than quarter two in 2006 as operating efficiencies continue to be driven from our sales and marketing activities. The inclusion of MedImmune, Inc. added $120 million, including intangible amortisation of $35 million and one-off costs of $49 million resulting from the acquisition.

1 Positive number indicates favourable effect on operating profit versus prior year.

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Underlying other income of $231 million was $31 million above the second quarter in 2006 and increased operating margin by 0.2 percentage points. Included within the second quarter were gains of $139 million realised from the disposal of non-core Infection products in Scandinavia, originally expected to occur in the second half of 2007. In the second quarter of 2006, a gain of $109 million was recognised on the divestment of US anaesthetic and analgesic products to Abraxis BioScience, Inc. Other Income relating to MedImmune, Inc. amounted to $28 million and included a one-off gain of $17 million.

Included within cost of sales is the movement in the fair value of financial instruments used to manage our transactional currency exposures; the net gain in the quarter was $8 million (compared with a loss of $20 million for the same period last year).  Other fair value movements of $10 million were charged elsewhere in the income statement.

First Half

Reported sales increased by 11 percent and operating profit increased by 1 percent. At constant exchange rates, sales increased by 8 percent and operating profit fell by 1 percent. Excluding the effect of MedImmune and restructuring costs, operating profit increased by 13 percent.

Half One	Operating Profit $m	CER %	EPS	CER %

Reported	4,143	-1	$1.97	+1
MedImmune	103	n/a	$0.06	n/a
Restructuring Costs	458	n/a	$0.22	n/a
Underlying	4,704	+13	$2.25	+15

Currency movements increased reported sales by 3 percent and operating profit by 2 percent. Cumulatively, exchange has increased earnings per share by 3 cents. If current exchange rates are maintained for the remainder of the year, no further benefits are expected to accrue.

Underlying US sales growth is broadly in line with reported growth of 9 percent after adjusting for managed market accruals, inventory movements and provision movements. Outside the US, sales increased by 7 percent.

In the first six months, reported operating margin was 29.1 percent. Excluding MedImmune and restructuring costs of $458 million, underlying operating margin was 33.1 percent, an increase of 1.0 percentage points on 2006 (see table below).

Half One	Reported %	Restructuring costs $m	MedImmune $m	Underlying %	Change versus PY

Gross Margin	77.8	(281)	18	79.8	+0.4
Distribution	0.8	-	(1)	0.9	-
R&D	16.8	(29)	(28)	16.4	-2.2
SG&A	33.9	(148)	(120)	32.0	+2.4
Other Operating Income	2.8	-	28	2.6	+0.4
Operating Profit	29.1	(458)	(103)	33.1	+1.0

Underlying gross margin of 79.8 percent is 0.4 percentage points higher than last year. Payments to Merck, at 4.3 percent of sales, were 0.3 percentage points lower than last year. Currency increased gross margin by 0.1 percentage points whilst higher royalty payments reduced margin by 0.4 percentage points. Included in the first half were provisions totalling $24 million for fixed assets and supplier commitments relating to the termination of AGI-1067 development. Excluding the effect of these additional factors, gross margin increased by 0.6 percentage points due to continuing operational efficiencies and a favourable geographic sales mix.

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Underlying R&D expenditure was $2,338 million in the first half of 2007, up 20 percent over last year due principally to increased activity levels and the effect of the externalisation strategy. Also included in this period are the first quarter intangible impairments in respect of collaborations with AtheroGenics and Avanir. SG&A costs excluding restructuring and MedImmune were 1 percent lower than the first half in 2006.

Included within cost of sales is the movement in the fair value of financial instruments used to manage our transactional currency exposures; the net gain in the first half was $9 million (compared with a loss of $21 million for the same period last year).  Other fair value movements of $11 million were charged elsewhere in the income statement.

Restructuring Costs

In April 2007, the Company announced its intention to bring forward productivity initiatives, in addition to the programme to improve asset utilisation within its global supply chain, to enhance the long-term efficiency of the business. As of 30 June, the Board has approved the following programmes:

	Total Estimated Programme $m	Charged at 30 June $m
Gross Margin
Global Supply Chain	750	281
SG&A
European Sales Force Restructuring	300	146
IS and Business Infrastructure	450	2
R&D
Restructuring of Clinical, Regulatory Affairs and Disease Area Strategy	100	29
TOTAL (REPORTED BASIS)	1,600	458
Of which cash costs:	1,300	439

Implementation of the Global Supply Chain productivity initiative is progressing well and has been expanded to add new opportunities to further strengthen gross margin going forward.  These projects have an additional cost of $150 million. With respect to the total programme, the charge in 2007 is now anticipated to be around $350 million, full payback is expected in three years on a cash basis and total headcount reduction is estimated at around 3,300.

The Company has undertaken a strategic review of the sales and marketing resources required in Europe for the next three years. This review has identified a number of different programmes, which will reduce total headcount by around 1,800 positions. The total costs of restructuring have been estimated at approximately $300 million, with around $200 million to be charged in 2007. The improvement in the cost base following restructuring should ensure that benefits begin to be realised in 2007 with a full payback by 2009.

Within our IS and Business Support infrastructure, programmes to focus on improved productivity and strategic sourcing as we better use our global scale are anticipated to reduce headcount by approximately 1,800 positions. Total costs of these programmes are expected to amount to around $450 million, with approximately $250 million to be charged in 2007. Full payback is expected by 2009.

R&D restructuring activity and costs include implementing the previously announced Disease Area Strategy, streamlining the Global Regulatory function, and our intention to create a substantially more efficient clinical data management capability.  Headcount reductions of approximately 700 are expected. In aggregate, R&D restructuring costs of around $100 million are expected over the next two years, with the majority being charged in 2007. Full payback is expected by 2009.

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The Company will continue to look for further initiatives to improve the long-term efficiency of the business. All reductions in positions detailed above are subject to consultations with works councils, trade unions and other employee representatives and to being in accordance with local labour laws.

Toprol-XL™

In the first half, Toprol-XL™ contributed US sales of $670 million (2006 $732 million) and EPS of 27 cents (2006 26 cents).  To date only one Toprol-XL™ tablet strength (25mg) is facing generic competition and it is not possible to predict if or when further generic tablet strengths may be launched.  If Toprol-XL™ were excluded from the first half results for both the current and prior year periods, sales growth would be 9 percent (versus 8 percent on a reported basis) and EPS growth would be flat (compared with a 1 percent increase as reported).  Using the same basis in the second quarter, sales would be up 7 percent (compared with a 6 percent increase as reported) and EPS would be down 13 percent (compared with a 11 percent decline as reported).

Interest and Dividend Income

Net interest and dividend income for the first half was $115 million (2006 $146 million) and $18m in the second quarter (2006 $78 million). The decrease versus the second quarter of 2006 is primarily attributable to the interest payable on the borrowings to acquire MedImmune, Inc. The reported amounts include $16 million (2006 $24 million) in the first half and $8 million (2006 $12 million) in the second quarter arising from employee benefit fund assets and liabilities reported under IAS 19, ‘Employee Benefits’.

Taxation

The effective tax rate for the second quarter is 27.8 percent (2006 27.5 percent) and 29.5 percent for the first half (2006 28.9 percent). For the full year the tax rate is anticipated to be around 29 percent, with the acquisition of MedImmune, Inc. not expected to have a significant effect.

Cash Flow

Free cash flow (net cash generated and available for acquisitions or distribution to shareholders) for the six months was $2,662 million, compared to $2,922 million in 2006; lower principally as a result of higher working capital and tax payments. Returns to shareholders were $3,910 million (through net share repurchases of $2,032 million and the dividend payment of $1,878 million).  The investments in the acquisitions of MedImmune, Inc. and Arrow Therapeutics Limited were $14,543 million.  This, together with $886 million of net debt acquired with MedImmune, Inc., led to net funds of $6,537 million at the beginning of the period becoming net debt of $10,088 million at 30 June.

Cash generated from operating activities in the period was $3,184 million, $237 million lower than in 2006.  The decrease is due to a $468 million increase in tax cash paid and a $237 million outflow from increased working capital requirements, which more than offsets the increase in operating profit (after adding back non-cash items).

Net cash outflows from investing activities were $14,493 million in the period, compared to $11 million in 2006.  This is primarily due to $14,543 million payments made in respect of the acquisitions noted above.

Acquisition of MedImmune, Inc.

(i)	Acquisition Accounting

Following the acquisition of MedImmune, an independent valuation exercise has been undertaken to allocate the purchase price between the assets and liabilities acquired (including tangible assets, intangible assets and deferred tax) and goodwill, under IFRS 3 ‘Business Combinations’. In summary terms, the purchase price for outstanding shares of $13.9 billion has been allocated between intangible assets of $8.3 billion (including assets in respect of the Synagis™ and Numax™ RSV franchise, Flumist™, Ethyol™ and products in development), goodwill of $8.6 billion and net liabilities of $3.0 billion. This allocation, based on a strict accounting guidance, does not allow for the separate recognition of valuable elements such as buyer specific synergies, potential additional indications for identified products or the premium attributable to a well established, highly regarded business in the innovative biologics market. Such elements are instead subsumed within goodwill, which is not amortised. This more conservative balance between goodwill and intangible assets results in an amortisation charge of approximately $420 million per annum, compared to the $750 million assumed at the time of the acquisition.

AstraZeneca PLC

(ii)	Synergies

At the time of the acquisition announcement, the Company committed to a synergy target of towards $500 million and plans are now in place to deliver synergies of $450 million in 2009 and over $500 million in 2010.  The breakdown of the synergies is as follows:

$m
Sales and marketing costs	50
General and administrative costs	55
Manufacturing	25
AZ Biologics investments[2]	205
Small molecules	115
Total	450

The savings represent the removal of duplication in all functional areas together and the consequences of a comprehensive review of the capabilities and portfolios within the two organisations. In addition, capital expenditure planned in AstraZeneca will no longer be required, saving over $500 million. The cost of implementation of the required programmes is expected to amount to approximately $375 million.

(iii)	Flumist™ update

On 25 May, MedImmune issued a press release indicating that it had received a Warning Letter from the FDA relating to compliance issues at the company's UK-1 manufacturing plant.  Consequently, MedImmune is currently precluded from distributing FluMist™ in the US. Additionally, the expected FDA approval to expand the vaccine's label to include children 2 to 5 years of age has been delayed.  The Company takes the FDA's observations at the UK-1 plant very seriously and is working to resolve the FDA's concerns as quickly as possible.  Toward this end, the Company has submitted a number of documents, plans and assessments to the FDA, most notably a full formal response to the Warning Letter on 7 June and the first periodic progress report on 11 July.

MedImmune's last sales guidance on FluMist™ for the 2007/2008 flu season was to expect approximately 75% to 100% more doses to be sold than in the 2006/2007 flu season.  This guidance was based on the assumption that the approvals for the liquid formulation (known as CAIV-T) and the label expansion to include younger children both occurred prior to the 2007 influenza season.  While the liquid formulation was approved in January 2007, the current Warning Letter has obviously delayed the other critical step in the process to relaunch an improved FluMist™ this coming season.  Currently, the Company continues to believe that it will be able to resolve the Warning Letter with the FDA in time to distribute FluMist™ in the US prior to the flu season and as such, the Company also continues to believe that it will achieve sales in the 2007/2008 season that are at or near the lower end of its previously stated range of expectations.

Investments

In June, the Company paid $48 million for the last in a series of sales-based milestone payments in relation to Zomig™.

In July, the Company entered a three-year research and development collaboration with Silence Therapeutics plc to discover and develop proprietary siRNA molecules. The agreement is primarily in relation to the Respiratory field but includes an option to allow for targets that extend the collaboration into other disease areas of interest to the Company. The initial access fee of $5 million will be capitalised as an intangible asset and the $10 million equity investment will be capitalised as a non-current asset investment.

2 Included in the AZ base case and forecasts were investments to build Cambridge Antibody Technology from a biologics discovery unit to a fully fledged biologics company. As MedImmune, Inc. already possesses these skills and capabilities the AZ internal investments no longer need to be made.

AstraZeneca PLC

Core Earnings per Share

Management believes that investors’ understanding of the Company’s performance is enhanced by the disclosure of Core EPS, as it provides an understanding of the underlying ability to generate returns to shareholders.  The Core EPS measure is adjusted to exclude certain significant items, such as charges and provisions related to restructuring and synergy programmes, amortisation of the significant intangibles arising from corporate acquisitions and those related to our current and future exit arrangements with Merck in the US, and other specified items.  Core EPS is not, and should not be viewed as, a substitute for EPS in accordance with IFRS.

The reconciliation of second quarter and first half Core EPS to reported earnings per share is provided below:

	2nd Quarter 2007	2nd Quarter 2006	CER %	Half Year 2007	Half Year 2006	CER %

Reported EPS	$0.95	$1.02	-11	$1.97	$1.92	+1

Restructuring Costs	$0.18	-	n/a	$0.22	-	n/a

Amortisation of intangible assets
MedImmune acquisition	$0.02	-	n/a	$0.02	-	n/a
Merck arrangements	$0.02	$0.02	n/a	$0.03	$0.03	n/a

Core EPS	$1.17	$1.04	+9	$2.24	$1.95	+13

Shareholder Return and Capital Structure

In the light of the MedImmune, Inc. acquisition, the Board has reviewed both its distribution policy and its overall financial strategy. The Board recognises the need to balance the interests of the business, our shareholders and our financial creditors, whilst maintaining a strong investment grade credit rating. It is intended that our current level of gross debt of $15 billion will be reduced over the next 3 to 4 years to a target level of $6-7 billion of long-term debt (net of cash). Re-financing is expected to take place before the end of the year.

The Company is in discussions with the credit rating agencies, and is targeting a rating which allows flexibility to:

•	Provide the necessary funding for opportunities to further strengthen the pipeline;
•	Fund the Partial Retirement from our US Limited Partnership and possible First Option exercise by Merck in the first half of 2008; and
•	Pay down debt within the next 3 to 4 years to reach our target level.

In this environment, the share re-purchase programme will be reviewed annually by the Board until the target level of long-term debt is achieved, taking also into account the Board's target credit rating, business cash flow and investment opportunities.  The 2007 share re-purchase programme will remain at the committed level of $4 billion. The Board will determine the level of the 2008 buyback in conjunction with the Annual Results announcement in January; it is currently envisaged that the buyback is likely to be in the region of $1 billion.

The Board’s dividend policy is unchanged; it is intended this will continue to grow in line with reported earnings (before restructuring costs).  Consistent with this policy, the Board has declared a First Interim Dividend for 2007 of $0.52 per Ordinary Share (25.3 pence, SEK 3.49), payable on 17 September 2007. We aim to maintain at least two times dividend cover.

AstraZeneca PLC

Share Re-purchase Programme

During the second quarter, 17.9 million shares were re-purchased for cancellation at a total cost of $976 million bringing the total re-purchases for the first half of the year to 39.0 million shares at a total cost of $2,160 million. During the first six months, 2.7 million shares were issued in consideration of share option exercises for a total of $128 million.

The total number of shares in issue at 30 June 2007 was 1,496 million.

The share re-purchase programme is calculated to have added 4 cents to EPS for the half year after allowing for an estimate of interest income foregone.

R&D Update

An updated R&D pipeline table has been issued in conjunction with the publication of this press release.  A copy of this table is available on the Company’s website, www.astrazeneca.com, under information for investors.

Half year pipeline highlights include four new projects in Phase III development for launch, including  two molecules which have progressed to Phase III development:

•	ZD4054, a specific Endothelin A antagonist for the treatment of hormone resistant prostate cancer, which has shown survival benefits in Phase II, has progressed to Phase III.

•	Dapagliflozin, a first in class oral SGLT2 inhibitor for type 2 diabetes being jointly developed with Bristol-Myers Squibb has also progressed to Phase III.

•
The acquisition of MedImmune added the Phase III product Motavizumab, a novel monoclonal antibody against Respiratory Syncytial Virus (RSV), which will be submitted for a Biologics License Application (BLA) this year.

•
Recentin™, a VEGF/EGF TKI inhibitor will be commencing Phase III development for recurrent glioblastoma in addition to its ongoing development in non-small cell lung cancer and colorectal cancer indications.

The Iressa™ Phase III INTEREST study met its primary objective and demonstrated equivalent survival for Iressa™ and docetaxel in pre-treated NSCLC patients.  This is the first time an EGFR-TKI has demonstrated non-inferior survival to chemotherapy in a head to head Phase III study in this setting.  The Company is discussing these results with regulatory authorities.  The data have been accepted for presentation at the World Congress of Lung Cancer in September 2007.

In July 2007, AstraZeneca submitted an sNDA to the FDA for a new indication for Seroquel™ for the maintenance treatment of patients with bipolar I disorder as adjunct to mood stabiliser based on data from two clinical trials. Pooled data showed a greater incidence of blood glucose increases to hyperglycemic levels in patients randomised to Seroquel™ and mood stabiliser than in patients randomised to placebo and mood stabiliser. Seroquel™ U.S. Prescribing Information has been updated to include additional details regarding these data.

Ten new molecules have had their first dosing in man since 1 February, bringing the year to date total to fourteen, a record number for AstraZeneca, with a number of additional opportunities planned for the second half.

The pipeline has been significantly enhanced by the addition of the MedImmune portfolio which includes 14 products in clinical development and a further 28 projects.  The majority of the MedImmune portfolio is in monoclonal antibodies and vaccines.  The extensive development and commercial antibody production capabilities give AstraZeneca the capacity and skills to deliver an industry leading biologicals product range significantly ahead of plan.

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The overall pipeline now includes 157 projects.  Since 1 February 2007, 20 projects have progressed to their next phase of development; 53 compounds added (including 42 new projects from MedImmune, 14 of which are clinical); 16 compounds have been withdrawn.

We have made considerable progress in speeding up delivery of our projects.  Over the last two years we have demonstrated clear progress in reducing our overall development times and are progressing towards our target of 8 years from first formal toxicology to first approval.  This target is a median across all projects and we expect a number of projects, therefore, to deliver on an even faster timescale.

In addition to improving the quality of the pipeline and placing an emphasis on the late phase portfolio, we are reshaping R&D into a more lean and agile organisation.  We have implemented the previously announced Disease Area Strategy and, in addition, have made changes to our Regulatory and Pharmaceutical areas, which has both reduced cost and increased effectiveness.  Additionally, we will be outsourcing some of our non-core activities in Clinical, the first tranche of which is Data Processing.  The changes announced to date will result in a reduction of approximately 700 positions.

Calendar

1 November 2007	Announcement of third quarter and nine months 2007 results
6 December 2007	Business Review-Biologics

David Brennan
Chief Executive Officer

Item 22

Consolidated Income Statement

For the six months ended 30 June	2007 $m	2006 $m
Sales	14,239	12,805
Cost of sales	(3,154)	(2,642)
Distribution costs	(122)	(112)
Research and development	(2,395)	(1,816)
Selling, general and administrative costs	(4,822)	(4,405)
Other operating income and expense	397	277
Operating profit	4,143	4,107
Finance income	486	400
Finance expense	(371)	(254)
Profit before tax	4,258	4,253
Taxation	(1,257)	(1,227)
Profit for the period	3,001	3,026

Attributable to:
Equity holders of the Company	2,986	3,024
Minority interests	15	2
	3,001	3,026

Basic earnings per $0.25 Ordinary Share	$1.97	$1.92
Diluted earnings per $0.25 Ordinary Share	$1.97	$1.91
Weighted average number of Ordinary Shares in issue (millions)	1,515	1,577
Diluted average number of Ordinary Shares in issue (millions)	1,518	1,581

Dividends declared in the period	1,885	1,453

Consolidated Income Statement

For the quarter ended 30 June	2007 $m	2006 $m
Sales	7,273	6,625
Cost of sales	(1,668)	(1,391)
Distribution costs	(61)	(58)
Research and development	(1,225)	(955)
Selling, general and administrative costs	(2,605)	(2,290)
Other operating income and expense	259	200
Operating profit	1,973	2,131
Finance income	239	199
Finance expense	(221)	(121)
Profit before tax	1,991	2,209
Taxation	(554)	(607)
Profit for the period	1,437	1,602

Attributable to:
Equity holders of the Company	1,426	1,599
Minority interests	11	3
	1,437	1,602

Basic earnings per $0.25 Ordinary Share	$0.95	$1.02
Diluted earnings per $0.25 Ordinary Share	$0.95	$1.01
Weighted average number of Ordinary Shares in issue (millions)	1,503	1,575
Diluted average number of Ordinary Shares in issue (millions)	1,506	1,580

Consolidated Balance Sheet

	As at 30 June 2007 $m	As at 31 December 2006 $m	As at 30 June 2006 $m
ASSETS Non-current assets
Property, plant and equipment	8,161	7,453	7,269
Intangible assets, including goodwill	21,421	4,204	4,609
Other investments	604	119	125
Deferred tax assets	1,336	1,220	1,405
	31,522	12,996	13,408
Current assets
Inventories	2,563	2,250	2,211
Trade and other receivables	6,260	5,561	5,471
Other investments	360	657	1,020
Income tax receivable	1,944	1,365	273
Cash and cash equivalents	4,951	7,103	6,076
	16,078	16,936	15,051
Total assets	47,600	29,932	28,459
LIABILITIES Current liabilities
Interest bearing loans and borrowings	(14,342)	(136)	(85)
Trade and other payables	(7,179)	(6,334)	(6,572)
Income tax payable	(3,412)	(2,977)	(1,748)
	(24,933)	(9,447)	(8,405)
Non-current liabilities
Interest bearing loans and borrowings	(1,057)	(1,087)	(1,046)
Deferred tax liabilities	(4,235)	(1,559)	(1,775)
Retirement benefit obligations	(1,541)	(1,842)	(1,582)
Provisions	(633)	(327)	(317)
Other payables	(234)	(254)	(325)
	(7,700)	(5,069)	(5,045)
Total liabilities	(32,633)	(14,516)	(13,450)
Net assets	14,967	15,416	15,009
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	374	383	392
Share premium account	1,799	1,671	1,433
Other reserves	1,911	1,902	1,851
Retained earnings	10,763	11,348	11,234
	14,847	15,304	14,910
Minority equity interests	120	112	99
Total equity	14,967	15,416	15,009

Consolidated Cash Flow Statement

For the six months ended 30 June	2007 $m	2006 $m
Cash flows from operating activities
Profit before taxation	4,258	4,253
Finance income and expense	(115)	(146)
Depreciation, amortisation and impairment	739	588
Increase in working capital	(589)	(352)
Other non-cash movements	427	115
Cash generated from operations	4,720	4,458
Interest paid	(61)	(30)
Tax paid	(1,475)	(1,007)
Net cash inflow from operating activities	3,184	3,421
Cash flows from investing activities
Acquisition of businesses*	(14,543)	(213)
Movement in short term investments and fixed deposits*	572	701
Purchase of property, plant and equipment	(487)	(373)
Disposal of property, plant and equipment	27	16
Purchase of intangible assets	(268)	(331)
Purchase of non-current asset investments	(6)	(15)
Disposal of non-current asset investments	-	54
Interest received	221	154
Dividends paid by subsidiaries to minority interest	(9)	(4)
Net cash outflow from investing activities	(14,493)	(11)
Net cash (outflow)/inflow before financing activities*	(11,309)	3,410
Cash flows from financing activities
Proceeds from issue of share capital	128	746
Repurchase of shares	(2,160)	(1,627)
Dividends paid	(1,878)	(1,442)
Repayment of loans	(838)	-
Movement in short term borrowings	13,913	-
Net cash inflow/(outflow) from financing activities	9,165	(2,323)
Net (decrease)/increase in cash and cash equivalents in the period	(2,144)	1,087
Cash and cash equivalents at the beginning of the period	6,989	4,895
Exchange rate effects	26	16
Cash and cash equivalents at the end of the period	4,871	5,998
Cash and cash equivalents consists of:
Cash and cash equivalents	4,951	6,076
Overdrafts	(80)	(78)
	4,871	5,998
Note: Free Cash Flow (*) of $2,662 million (2006: $2,922 million) is calculated as; net cash (outflow)/inflow before financing activities, adjusted for: acquisition of businesses, movements in short term investments and fixed deposits.

Consolidated Statement of Recognised Income and Expense

For the six months ended 30 June	2007 $m	2006 $m
Profit for the period	3,001	3,026
Foreign exchange adjustments on consolidation	149	454
Available for sale losses taken to equity	(14)	(20)
Actuarial gains for the period	352	119
Tax on items taken directly to reserves	(90)	23
	397	576
Total recognised income and expense for the period	3,398	3,602
Attributable to:
Equity holders of the Company	3,390	3,597
Minority interests	8	5
	3,398	3,602

Independent review report to AstraZeneca PLC

Introduction
We have been instructed by the Company to review the financial information comprising the consolidated income statement, balance sheet, cash flow statement and statement of recognised income and expense for the six months ended and as at 30 June 2007 and notes 1 to 5 (set out on pages 17, 19, 20, 21 and 23 to 29 respectively).  We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual Financial Statements except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 - Review of interim financial information issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square, London

26 July 2007

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the six months ended 30 June 2007 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”)  as adopted by the European Union (EU).  Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2006.  These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 – Interim Financial Reporting.  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2006.

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Company’s Annual Report and Form 20-F Information 2006.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985.  Statutory accounts for the year ended 31 December 2006 have been filed with the Registrar of Companies.  The auditors’ report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2	NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan	Cash		Non-cash	Exchange	At 30 June
	2007	flow	Acquisitions	movements	movements	2007
	$m	$m	$m	$m	$m	$m
Loans due after 1 year	(1,087)	-	-	30	-	(1,057)
Current instalments of loans	-	838	(1,165)	-	-	(327)
Total loans	(1,087)	838	(1,165)	30	-	(1,384)
Other investments - current	657	(572)	279	(6)	2	360
Cash and cash equivalents	7,103	(2,178)	-	-	26	4,951
Overdrafts	(114)	34	-	-	-	(80)
Short term borrowings	(22)	(13,913)	-	-	-	(13,935)
	7,624	(16,629)	279	(6)	28	(8,704)
Net funds/(debt)	6,537	(15,791)	(886)	24	28	(10,088)

Non-cash movements in the period include fair value adjustments under IAS 39.

3	MEDIMMUNE, INC. ACQUISITION

On 1 June 2007, AstraZeneca announced the successful tender offer for all the outstanding shares of common stock of MedImmune, Inc., a world-leading biotechnology company with proven biologics discovery and development strength, pipeline and leading biomanufacturing.  At that date, approximately 96.0% of the outstanding shares were successfully tendered; the remaining shares were acquired by 18 June 2007.  The financial results of MedImmune, Inc. have been consolidated into the Company’s results from 1 June 2007.

Cash consideration of $13.9 billion was paid for the outstanding shares.  After taking account of the cash and investments acquired, together with the settlement of MedImmune’s convertible debt and outstanding share options, the total cash to be paid to acquire MedImmune is $15.6 billion.

In most business acquisitions, there is a part of the cost that is not capable of being attributed in accounting terms to identifiable assets and liabilities acquired and is therefore recognised as goodwill.  In the case of the acquisition of MedImmune, this goodwill is underpinned by a number of elements, which individually cannot be quantified.  Most significant amongst these is the premium attributable to a pre-existing, well positioned business in the innovation intensive, high growth biologics market with a highly skilled workforce and established reputation.  Other important elements include buyer specific synergies, potential additional indications for identified products and the core technological capabilities and knowledge base of the company.

MedImmune, Inc. contributed $24 million of turnover in the month since acquisition.  After amortisation, net investments/interest costs (including interest costs of external financing of $52 million) and tax, the loss attributable to the MedImmune acquisition was $91 million. If the acquisition had taken effect at the beginning of the reporting period (1 January 2007), on a proforma basis the revenue, profit before tax and profit after tax of the combined Group for the six month period would have been $14,807 million, $3,851 million and $2,725 million, respectively.  Basic and diluted Earnings per Share for the combined Group would have been $1.80. This proforma information has been prepared taking into account amortisation, interest costs and related tax effects but does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2007 and should not be taken to be representative of future results.

	Book value $m	Fair value adjustment $m	Fair value $m
Non-current assets
Intangible assets	193	8,136	8,329
Property, plant and equipment	523	70	593
Other	550	(17)	533
	1,266	8,189	9,455
Current assets	1,439	115	1,554
Current liabilities	(326)	39	(287)
Additional obligations related to convertible debt and share options	-	(1,724)	(1,724)
Non-current liabilities
Interest bearing loans and borrowings	(1,165)	-	(1,165)
Other payables	(73)	-	(73)
Deferred tax assets/(liabilities)	314	(2,787)	(2,473)
	(924)	(2,787)	(3,711)
Total assets acquired	1,455	3,832	5,287
Goodwill			8,596
Total consideration for outstanding shares*			13,883
Additional payments related to convertible debt, share options and other acquisition obligations			1,770
Less: amounts paid after 30 June 2007			(283)
Less: cash acquired			(979)
Net cash outflow			14,391

*  The total consideration for outstanding shares includes $29m of directly attributable costs.

4	RESTRUCTURING COSTS

Profit before tax for the six months ended 30 June 2007 is stated after charging restructuring costs of $458 million in the six month period.  These have been charged to the income statement as follows:

$m
Cost of Sales	281
R&D	29
SG&A	148
Total	458

5	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca (including the recently acquired MedImmune, Inc.) is involved in various legal proceedings considered typical to its businesses, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents and securities law. The matters discussed below constitute the more significant developments since the Form 20-F filing in respect of the fiscal year ended 31 December 2006 as filed with the SEC on 27 March 2007 and should be read in conjunction with the financial statements included therein.

Unless noted otherwise, no provisions have been established in respect of the claims discussed below.

Matters previously disclosed in respect of the first quarter of 2007 and April 2007

Seroquel™ (quetiapine fumarate)

In March 2007, AstraZeneca received a notice from Sandoz, Inc. that Sandoz had submitted an Abbreviated New Drug Application (ANDA) for quetiapine fumarate 25mg tablets. AstraZeneca's patent covering Seroquel™ tablets is listed in the FDA's Orange Book. The Sandoz notice contained a Paragraph IV certification alleging non-infringement and patent invalidity in respect of AstraZeneca's listed patent covering Seroquel™. Sandoz is the second generic drug manufacturer to submit an ANDA containing a Paragraph IV certification and seeking approval to market a 25mg quetiapine fumarate tablet. As disclosed in November 2005, Teva Pharmaceuticals USA submitted the first ANDA seeking approval to market 25mg quetiapine fumarate tablets and notifying AstraZeneca of an ANDA submission to the FDA containing a Paragraph IV certification. In February 2006, Teva supplemented its ANDA to seek approval to market 100, 200 and 300mg quetiapine fumarate tablets.

In April 2007, AstraZeneca filed a patent infringement lawsuit in the U.S. Federal District Court, District of New Jersey, against Sandoz for patent infringement in respect of its 25mg ANDA product. Currently pending in the U.S. Federal District Court, District of New Jersey, is AstraZeneca's consolidated ANDA patent infringement action relating to Teva's ANDA for 25, 100, 200 and 300mg quetiapine fumarate tablets.

In January 2007, Teva sought leave to amend its responsive pleadings in AstraZeneca's consolidated lawsuit against Teva to add allegations, defences and counter-claims directed to AstraZeneca's alleged inequitable conduct in the procurement of its patent. AstraZeneca did not object to the Court granting leave to amend and, in March 2007, the Court allowed Teva to amend its pleadings. Later, in March 2007, AstraZeneca filed a responsive pleading denying or contesting Teva's amended pleadings.

Government Investigation

AstraZeneca, along with several other manufacturers, has received a letter from the Committee on Oversight and Government Reform of the U.S. House of Representatives as part of the Committee's ongoing oversight of the pharmaceutical industry's research and marketing practices.  The Committee has requested that AstraZeneca provide clinical and marketing information relating to Seroquel™. AstraZeneca is co-operating with the Committee's enquiry.

Crestor™ (rosuvastatin)

As previously disclosed, AstraZeneca Pharmaceuticals LP and/or AstraZeneca LP in the US were served with seven individual lawsuits in 2004 and 2005 involving alleged injury in association with the use of Crestor™. Five of these lawsuits have now been dismissed. In addition, a motion for authorisation to institute a class action and to be a representative was filed in Quebec, Canada against AstraZeneca PLC and AstraZeneca Canada Inc., in which the petitioner alleged injury as a result of the use of Crestor™.  This matter was dismissed in March 2007.  During 2006, AstraZeneca was served with six additional individual lawsuits in the US, all of which have since been dismissed. AstraZeneca is vigorously defending all the remaining actions.

Matters disclosed in respect of the second quarter of 2007 and July 2007

Atacand™ (candesartan cilexetil)

In April 2007, AstraZeneca (NDA holder) and Takeda (patent holder) received notice from Sandoz Inc. that Sandoz had filed an ANDA with the FDA, seeking approval to market a generic version of Atacand™ (candesartan cilexetil) in the 4, 8, 16 and 32 mg doses, prior to the expiration in July 2013 of US Patent No. 5534534 (the '534 Patent). The notification claims that the Sandoz product does not infringe the '534 Patent. Sandoz did not challenge the compound patents listed in the FDA Orange Book with reference to Atacand™, the latter of which expires in June 2012. As a result Sandoz cannot market candesartan cilexetil until the end of the exclusivity period afforded by these patents. AstraZeneca and Takeda have decided not to bring an action for patent infringement at this time.

Losec™/Prilosec™ (omeprazole)

In May 2007, the United States District Court for the Southern District of New York upheld both AstraZeneca formulation patents covering Prilosec™ (omeprazole), a ruling consistent with the previously disclosed decision in the first wave case in October 2002.   The Court found that the generic omeprazole formulations of Impax Laboratories Inc. and Apotex (Apotex Corp. and Apotex Inc.) infringed both patents in suit.  AstraZeneca is seeking appropriate relief, including damages.  The Court also found that the generic omeprazole products sold by Lek Pharmaceutical and Chemical Company d.d. and Mylan Pharmaceuticals Inc./Esteve did not infringe.  AstraZeneca has appealed the Mylan/Esteve decision to the US Court of Appeals for the Federal Circuit.

In June 2007, AstraZeneca received a notice from Dr. Reddy’s Laboratories, Ltd. and from Dr. Reddy’s Laboratories, Inc.  (Dr. Reddy’s) that Dr. Reddy’s had submitted an ANDA seeking FDA approval to market a 20mg delayed release omeprazole magnesium capsule for the over-the-counter (OTC) market. Dr. Reddy’s seeks approval to market a generic omeprazole OTC product before the expiration of the patents listed in the FDA Orange Book in reference to the Prilosec™ OTC product that is marketed by Procter & Gamble.  AstraZeneca is evaluating Dr. Reddy's notice.

Nexium™ (esomeprazole magnesium)

On 13 June 2007, Florida’s appellate court affirmed the dismissal of the previously disclosed Nexium™ consumer litigation pending in Florida.  The plaintiff has filed a petition in the Florida Supreme Court for discretionary review.

The European patent protecting the formulation of the Nexium™ MUPS product is under oppostition with the European Patent Office (EPO) and an Opposition Division oral hearing is scheduled for November 2007.   The patent is opposed by the generic companies ratiopharm, Hexal, Teva and Krka.

Nolvadex™ (tamoxifen)

As previously disclosed, since 2000, AstraZeneca has been a co-defendant with Barr Laboratories in numerous purported class actions filed in federal and state courts throughout the United States in which the plaintiffs alleged that they paid “supra-competitive and monopolistic prices” for tamoxifen as a result of the settlement of patent litigation between Zeneca and Barr in 1993.  All of the state court actions were removed to federal court and were consolidated, along with all of the cases originally filed in the federal courts, in a federal multi-district litigation proceeding pending in the US District Court for the Eastern District of New York.  In May 2003, the US District Court for the Eastern District of New York granted AstraZeneca's motion to dismiss.  In November 2005, the US Court of Appeals for the Second Circuit affirmed the District Court's decision.  The plaintiffs thereafter filed a writ of certiorari with the United States Supreme Court to request that the Court hear an appeal of the Second Circuit’s decision.  In June 2007, the US Supreme Court denied the Plaintiffs’ writ.

Seroquel™ (quetiapine fumarate)

As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affliliates, has been sued in numerous individual personal injury actions involving Seroquel™. In the overwhelming majority of these cases, the nature of the plaintiffs’ alleged injuries is not clear. Although some plaintiffs contend that they developed diabetes and/or other related injuries as a result of taking Seroquel™ and/or other atypical anti-psychotic medications; in most instances, little or no factual information regarding the alleged injury has been provided.

As of 26 June 2007, AstraZeneca was defending 5,839 served or answered lawsuits involving approximately 10,000 plaintiff groups.  To date, about 645 cases have been dismissed.  Discovery directed to all parties is ongoing in the Seroquel™ cases.  AstraZeneca intends to vigorously defend all these Seroquel™ cases.

As referred to above, patent litigation concerning Teva Pharmaceuticals USA’s currently pending ANDA, which seeks FDA approval to market generic 25, 100, 200 and 300 mg quetiapine fumarate tablets, is proceeding in US Federal District Court, District of New Jersey. In June 2007, AstraZeneca received a Paragraph IV certification notice from Teva that it had supplemented its currently pending ANDA with a request for FDA approval to additionally market generic 50, 150 and 400 mg quetiapine fumarate tablets. In June 2007, AstraZeneca filed a patent infringement lawsuit in respect of Teva’s ANDA supplementation for 50, 150 and 400 mg tablets in US Federal District Court, District of New Jersey. In July 2007, Teva filed a responsive pleading including counterclaims for declaratory judgements of invalidity and unenforceability due to alleged inequitable conduct.

In May 2007, Sandoz, Inc. filed responsive pleadings in AstraZeneca’s patent infringement action in respect of Sandoz’s 25 mg quetiapine fumarate tablets. In June 2007, AstraZeneca filed its reply pleadings answering Sandoz’s counterclaims.

In May 2007, the New Jersey Ironworkers Local Union No. 68 filed a class action suit against AstraZeneca on behalf of all individuals and non-governmental entities that paid for Seroquel™ from January 2000 to date.   The lawsuit is filed in the Federal District Court in New Jersey and alleges that AstraZeneca promoted Seroquel™ for off-label uses and misled class members into believing that Seroquel™ was superior to other, lower-cost alternative medicines.  Two similar class action lawsuits were filed in June in New Jersey and Pennsylvania Federal Courts.  The Company believes these suits to be without merit and intends to vigorously defend the claims.

In February 2007, the Commonwealth of Pennsylvania filed suit against AstraZeneca, Eli Lilly & Co. and Janssen Pharmaceutica Inc. claiming damages incurred by the Commonwealth as a result of alleged off-label promotion of atypical antipsychotics by the three manufacturers.  The lawsuit is filed in state court in Philadelphia and seeks to recover the cost to the Pennsylvania Medicaid program and other state-funded health insurance programmes for prescriptions written as a result of the alleged off-label promotion.  Although no other similar lawsuits have been brought by states other than Pennsylvania, the Company has been informed that the Attorney General’s Offices of multiple other states have investigations looking into similar Seroquel™ off-label issues.  AstraZeneca has signed agreements with the states of South Carolina and Ohio tolling the statutes of limitations on potential claims, and has been approached by additional states for similar tolling agreements.  The Company believes these claims to be without merit and intends to vigorously defend the Pennsylvania lawsuit.

Symbicort™ (budesonide/formoterol)

As previously disclosed, in March 2005 the EPO ruled that the European patent covering the combination of formoterol and budesonide in Symbicort™ is valid.  This ruling was appealed by Norton Healthcare Ltd, Miat Spa, Generics (UK) Ltd and Liconsa SA.  A Board of Appeal hearing is scheduled for October 2007.

Toprol-XL™ (metoprolol succinate)

In July 2007, the Court of Appeals for the Federal Circuit responded to AstraZeneca’s appeal of the January  2006 ruling from the US District court for the Eastern District of Missouri.  The appeals court reversed the District Court’s finding that the patents were unenforceable due to inequitable conduct, finding that the District Court erred in finding inequitable conduct on summary judgment where there were material facts in dispute.  However, the Federal circuit, in a 2-1 decision, affirmed the District Court’s finding of invalidity of the ‘154 patent due to double patenting.  AstraZeneca is considering whether to request reconsideration of the holding of invalidity by the Federal Circuit en banc.

In June 2007, AstraZeneca received a notice from Dr. Reddy’s that it had submitted an ANDA to the US FDA for metoprolol succinate extended-release tablets, 100mg and 200mg  (KV Pharmaceuticals previously submitted an ANDA on the same dose forms which has received final approval by FDA).  Dr. Reddy’s is seeking FDA approval to market a generic metoprolol succinate product prior to the expiration of some but not all of the patents listed in the FDA Orange Book in reference to Toprol-XL™.  AstraZeneca is currently evaluating Dr. Reddy’s ANDA to determine whether or not to file a complaint for patent infringement.

Dr. Reddy’s notice did not challenge the '154 patent.   AstraZeneca’s exclusivity relating to this patent expires in March 2008, unless it is terminated earlier as a result of the outcome of the above-referenced appeal.  Because AstraZeneca has not received notice from Dr. Reddy’s as to this US patent, Dr. Reddy’s cannot market generic metoprolol succinate until the end of the exclusivity afforded this patent.  AstraZeneca reserves the right to enforce all patents related to Toprol-XL™.

Zestril™ (lisinopril)

As previously disclosed, AstraZeneca and Merck were involved in a patent infringement action in the Federal Court of Canada against Apotex Inc. regarding infringement of Merck’s lisinopril patent.  In April 2006 the Federal Court of Canada ruled in favour of AstraZeneca and Merck on the key issues, and this decision was upheld by the Federal Court of Appeal in Canada in October 2006, dismissing Apotex’s appeal.

In December 2006 Apotex sought leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada dismissed Apotex's leave to appeal in May 2007.

Average wholesale price class action litigation

As previously disclosed, the District Court in Boston managing the multi-district average wholesale price litigation certified three classes of plaintiffs against the “Track 1” manufacturer defendants, AstraZeneca, GlaxoSmithKline, Bristol-Myers Squibb, Schering-Plough and Johnson & Johnson. The three certified classes are: (Class1) a nationwide class of consumers who made co-payments for certain physician-administered drugs reimbursed under the Medicare Part B programme (Part B drugs); (Class 2) a Massachusetts-only class of third-party payers, including insurance companies, union health and welfare benefit plans, and self-insured employers, who covered consumer co-payments for Part B drugs; and (Class 3) a Massachusetts-only class of third-party payers and consumers who paid for Part B drugs outside of the Medicare programme.  For all classes, the only AstraZeneca drug at issue is Zoladex™ (goserelin acetate implant).

A bench trial against four of the Track 1 defendants, including AstraZeneca, by Classes 2 and 3 began in November 2006 and concluded in January 2007.   A separate jury trial against AstraZeneca only, involving the Class 1 claims, was scheduled to begin in June 2007.  However, in May 2007, the parties reached a proposed settlement agreement resolving the Class 1 claims.  The settlement, if approved by the Court, will involve payments of up to $24 million, not including attorneys’ fees, to reimburse individual class members submitting claims.  AstraZeneca has agreed that $10 million of any unclaimed amounts will be donated to charitable organisations funding cancer patient care and research.  Provisions in respect of these costs have been made.

In June 2007, the Court issued its decision on Classes 2 and 3.  The Court found AstraZeneca liable under the Massachusetts consumer protection statute for engaging in unfair and deceptive conduct in connection with the pricing of Zoladex™ during the period 1998 through 2003.  The Court awarded damages against AstraZeneca of $4.5 million on Class 3, and requested additional information from plaintiffs before awarding damages on Class 2.  Damages on Class 2 are likely to be in the region of $2.2 million.  AstraZeneca believes the decision to be in error and intends to appeal.

Separately, MedImmune is also involved in various lawsuits brought by various states and counties in the United States alleging manipulation of average wholesale prices by several defendants, including MedImmune. These were disclosed as part of MedImmune’s Annual Report on Form 10-K for the fiscal year ended 31 December 2006 filed with the U.S. Securities and Exchange Commission. During the first half of 2007, there were no material changes to the status of these lawsuits, except that in April 2007 MedImmune was served with a complaint filed by the County of Orange, New York.

Taxation

As previously disclosed in the Annual Report and Form 20-F Information 2006, the international tax environment presents increasingly challenging dynamics in terms of transfer pricing dispute settlements.  Our balance sheet positions for transfer pricing matters reflect appropriate corresponding relief in the territories affected.  Management considers that at present such corresponding relief will be available but given the challenges in the international tax environment, will keep this aspect under careful review.

6	HALF YEAR TERRITORIAL SALES ANALYSIS

			% Growth
	1st Half 2007 $m	1st Half 2006 $m	Actual	Constant Currency
US	6,502	5,959	9	9
Canada	528	513	3	2
North America	7,030	6,472	9	9
Western Europe	4,462	3,998	12	3
Japan	734	691	6	10
Other Established ROW	310	252	23	13
Established ROW*	5,506	4,941	11	4
Emerging Europe	494	429	15	9
China	201	156	29	25
Emerging Asia Pacific	356	308	16	10
Other Emerging ROW	652	499	31	27
Emerging ROW	1,703	1,392	22	17
Total Sales	14,239	12,805	11	8

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.

7	SECOND QUARTER TERRITORIAL SALES ANALYSIS

			% Growth
	2nd Quarter 2007 $m	2nd Quarter 2006 $m	Actual	Constant Currency
US	3,268	3,077	6	6
Canada	274	263	4	2
North America	3,542	3,340	6	6
Western Europe	2,262	2,064	10	1
Japan	403	387	4	8
Other Established ROW	177	135	31	18
Established ROW*	2,842	2,586	10	3
Emerging Europe	248	191	30	19
China	109	84	30	25
Emerging Asia Pacific	187	159	18	13
Other Emerging ROW	345	265	30	26
Emerging ROW	889	699	27	21
Total Sales	7,273	6,625	10	6

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.

8	HALF YEAR PRODUCT SALES ANALYSIS

	World				US
	1PstP HalfP P 2007 $m	1PstP HalfP P 2006 $m	Actual Growth %	Constant Currency Growth %	1PstP Half 2007 $m	Actual Growth %
Gastrointestinal:
Nexium	2,620	2,472	6	4	1,717	4
Losec/Prilosec	577	700	(18)	(20)	114	14
Others	40	33	21	15	13	160
Total Gastrointestinal	3,237	3,205	1	(1)	1,844	5
Cardiovascular:
Crestor	1,306	867	51	47	696	42
Seloken/Toprol-XL	901	934	(4)	(5)	670	(8)
Atacand	614	530	16	10	128	5
Tenormin	151	161	(6)	(9)	10	(23)
Zestril	156	153	2	(3)	13	-
Plendil	139	142	(2)	(7)	20	67
Others	141	143	(1)	(7)	1	(50)
Total Cardiovascular	3,408	2,930	16	13	1,538	11
Respiratory:
Symbicort	768	585	31	22	30	n/m
Pulmicort	721	629	15	12	473	19
Rhinocort	187	187	-	(2)	125	(5)
Oxis	46	44	5	(2)	-	-
Accolate	38	39	(3)	(3)	28	4
Synagis	16	-	n/m	n/m	2	n/m
FluMist	-	-	-	-	-	-
Others	82	72	14	7	-	-
Total Respiratory	1,858	1,556	19	14	658	18
Oncology:
Arimidex	831	714	16	12	340	20
Casodex	641	580	11	7	148	6
Zoladex	524	481	9	5	45	(13)
Iressa	113	112	1	2	5	(38)
Ethyol	8	-	n/m	n/m	8	n/m
Others	174	142	23	20	80	51
Total Oncology	2,291	2,029	13	9	626	17
Neuroscience:
Seroquel	1,886	1,656	14	12	1,333	10
Local anaesthetics	269	272	(1)	(6)	22	(55)
Zomig	213	196	9	5	89	3
Diprivan	125	161	(22)	(25)	19	(63)
Others	27	29	(7)	(10)	6	(25)
Total Neuroscience	2,520	2,314	9	6	1,469	5
Infection and Other:
Merrem	372	284	31	24	70	37
Other Products	140	133	5	(2)	70	9
Total Infection and Other	512	417	23	16	140	22
Aptium Oncology	200	181	10	10	200	10
Astra Tech	213	173	23	14	27	42
Total	14,239	12,805	11	8	6,502	9

9	SECOND QUARTER PRODUCT SALES ANALYSIS

	World				US
	2nd Quarter 2007 $m	2nd Quarter 2006 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2007 $m	Actual Growth %
Gastrointestinal:
Nexium	1,312	1,283	2	-	855	(1)
Losec/Prilosec	298	356	(16)	(19)	60	33
Others	20	15	33	27	6	n/m
Total Gastrointestinal	1,630	1,654	(1)	(4)	921	1
Cardiovascular:
Crestor	678	480	41	38	353	30
Seloken/Toprol-XL	457	478	(4)	(6)	339	(10)
Atacand	318	276	15	9	63	(2)
Tenormin	80	85	(6)	(8)	5	(17)
Zestril	76	78	(3)	(8)	5	(29)
Plendil	74	70	6	-	13	117
Others	72	73	(1)	(7)	-	(100)
Total Cardiovascular	1,755	1,540	14	10	778	6
Respiratory:
Symbicort	414	308	34	25	30	n/m
Pulmicort	320	301	6	4	203	7
Rhinocort	95	102	(7)	(9)	62	(11)
Oxis	23	22	5	-	-	-
Accolate	19	21	(10)	(10)	14	(7)
Synagis	16	-	n/m	n/m	2	n/m
FluMist	-	-	-	-	-	-
Others	40	37	8	3	-	-
Total Respiratory	927	791	17	12	311	13
Oncology:
Arimidex	430	379	13	10	178	14
Casodex	331	306	8	5	75	1
Zoladex	275	250	10	6	23	(18)
Iressa	61	62	(2)	-	2	(50)
Ethyol	8	-	n/m	n/m	8	n/m
Others	90	74	22	19	41	52
Total Oncology	1,195	1,071	12	8	327	13
Neuroscience:
Seroquel	963	849	13	11	678	9
Local anaesthetics	143	140	2	(3)	14	(44)
Zomig	106	103	3	(1)	42	(9)
Diprivan	66	72	(8)	(11)	10	(41)
Others	15	14	7	7	4	-
Total Neuroscience	1,293	1,178	10	7	748	5
Infection and Other:
Merrem	194	143	36	28	35	59
Other Products	66	65	2	(6)	32	3
Total Infection and Other	260	208	25	17	67	26
Aptium Oncology	102	93	10	10	102	10
Astra Tech	111	90	23	14	14	40
Total	7,273	6,625	10	6	3,268	6

Information for US Investors

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

The consolidated income statement and balance sheet set out on pages 17 and 19, respectively, are prepared in accordance with IASs and IFRSs (collectively “IFRS”) as adopted by the European Union (EU), which differ in certain material respects from those accounting principles generally accepted in the United States (US GAAP).  The differences as they apply to AstraZeneca PLC are explained in the Annual Report and Form 20-F Information 2006 except that, during the period, the Company adopted the provisions of FASB Interpretation No.48 ‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109’ (FIN48).  Adoption of FIN48 had no significant effect on the net income or shareholders’ equity in accordance with US GAAP.  The effects on income and shareholders’ equity of the GAAP differences are shown below.

Income attributable to Shareholders	1PstP Half 2007 $m	1PstP Half 2006 $m
Net income for the period under IFRS	2,986	3,024
Adjustments to conform to US GAAP
Purchase accounting adjustments:
- amortisation and depreciation	(533)	(500)
- in-process research and development	(1,010)	(504)
Capitalisation less disposals and amortisation of interest	(10)	(11)
Pension and other post-retirement benefits	(4)	(36)
Financial instruments	(29)	(50)
In-licensed development intangibles	(69)	(97)
Deferred taxation
- on purchase accounting adjustments	149	139
- others	5	(31)
Other	39	32
Net income in accordance with US GAAP	1,524	1,966
Net income per Ordinary Share in accordance with US GAAP – basic	$1.01	$1.25
Net income per Ordinary Share in accordance with US GAAP – diluted	$1.01	$1.24

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES (CONTINUED)

Shareholders' equity	30 June 2007 $m	30 June 2006 $m
Shareholders' equity under IFRS	14,847	14,910

Adjustments to conform to US GAAP
Purchase accounting adjustments:
- goodwill	14,423	14,221
- property, plant and equipment and intangible assets	4,127	5,003
- in-process research and development	(1,683)	(601)
Capitalisation, less disposals and amortisation of interest	210	230
Pension and other post-retirement benefits	(44)	1,328
Financial instruments	(28)	(44)
In-licensed development intangibles	(378)	(212)
Deferred taxation
- on purchase accounting adjustments	(796)	(1,400)
- others	(139)	(495)
Other	49	27
Shareholders' equity in accordance with US GAAP	30,588	32,967

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of third quarter and nine months 2007 results	1 November 2007
Announcement of fourth quarter and full year 2007 results	31 January 2008

DIVIDENDS

The record date for the first interim dividend payable on 17 September 2007 (in the UK, Sweden and the US) is 10 August 2007.  Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 8 August 2007.  ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

The following brand names used in these interim financial statements are trademarks of the AstraZeneca Group of companies:

Accolate  Arimidex  Astra Tech  Atacand  Casodex  Crestor  Diprivan  Ethyol  Faslodex  FluMist  Iressa  Losec  Merrem  Nexium  Nolvadex  Numax  Oxis  Plendil  Prilosec  Pulmicort  Pulmicort Respules  Recentin  Rhinocort  Rhinocort Aqua  Seloken  Seroquel  Symbicort  Symbicort SMART  Synagis  Tenormin  Toprol-XL  Zestril  Zoladex  Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office The AstraZeneca Registrar Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA UK Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Depositary for ADRs JPMorgan Chase Bank JPMorgan Service Center PO Box 3408 South Hackensack NJ 07606-3408 US Tel (toll free in US): 888 697 8018 Tel: +1 (201) 680 6630	Registered Office 15 Stanhope Gate London W1K 1LN UK Tel: +44 (0)20 7304 5000	Swedish Securities Registration Centre VPC AB PO Box 7822 SE-103 97 Stockholm Sweden Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: These interim financial statements contain certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; and the risk of product counterfeiting.